Filed by Ritter Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Ritter Pharmaceuticals, Inc. (SEC File No. 001-37428)

Commission File No. for the Related Registration Statement: 333-236235

Ritter Pharmaceuticals, Inc. Urges Stockholders to Vote Now on Proposed Merger with Biotech Company, Qualigen Inc.

The merger CANNOT be consummated without the approval of EACH of the proposals being voted on at the Special Meeting, including approval of a reverse stock split.

LOS ANGELES (April 28, 2020) – Ritter Pharmaceuticals, Inc. (Nasdaq: RTTR) (“Ritter Pharmaceuticals”, “Ritter” or the “Company”), is urging its stockholders to vote now on the proposed merger with Qualigen, Inc. (“Qualigen”), a biotechnology company focused on the development of novel therapeutics for the treatment of cancer and infectious disease, as well as the expansion of its flagship FastPack® point-of-care diagnostic platform.

“We are urging all of our stockholders to take a few minutes to vote by phone, internet or mail on this important transaction,” said Ritter CEO Andrew J. Ritter. “It’s also important to note that the merger cannot be consummated without the approval of each of the proposals being voted on at the Special Meeting, including approval of the proposed reverse stock split. The reverse stock split is necessary to ensure that the combined company meets Nasdaq’s initial listing minimum bid price requirement, so that it may be listed on Nasdaq following the merger and is a condition to the closing of the merger. Ritter stockholders should also be aware that they will not be subject to a lock-up period following the merger.”

Ritter stockholders as of the close of business on March 26, 2020, the record date for the Special Meeting, are eligible to vote and attend the virtual Special Meeting. The Ritter board of directors has recommended that the Ritter stockholders vote “FOR” each of the proposals.

Reasons to Vote FOR the Proposed Merger

●	The merger provides existing Ritter stockholders a significant opportunity to participate in the potential growth of the combined company following the merger.
●	Qualigen is an attractive candidate for Ritter, due to its revenue-generating diagnostic business. Qualigen’s FastPack® System provides real-time diagnostics for cancer and other diseases at medical offices in the U.S. and other countries around the world. In addition, they are developing nanotechnology therapies for the treatment of cancer and infectious diseases, including AS1411, a novel aptamer-based anticancer technology being developed to target and destroy tumor cells, RAS-F3, a small molecule drug candidate designed to block mutations that lead to tumor formation, especially in pancreatic, colorectal and lung cancers, and the Selective Target Antigen Removal System (STARS), a DNA-based treatment device product candidate designed to remove tumor-produced and viral compounds from circulating blood.
●	Ritter stockholders will own 7.5% of the post-merger company and will receive Contingent Value Rights (CVRs), entitling them to net proceeds from any sale, license, transfer, spin-off or other monetization event involving all or any part of Ritter’s RP-G28 gut microbiome intellectual property or technology.

How to Vote

Ritter stockholders of record should follow the instructions on their proxy card to vote. They may call proxy solicitor Georgeson toll-free at (866) 357-4029 to vote over the phone, or by following the instructions in the proxy card previously delivered to them, they may vote online or by completing, signing and dating the proxy card and mailing it in the postage-paid envelope that was previously provided.

Ritter stockholders who hold their shares in a brokerage or bank account (in “street name”) may vote online or by phone, by following the instructions provided in the voting instruction form previously delivered to them, or by completing, signing and dating the voting instruction form and mailing it in the postage-paid envelope that was previously provided.

If you have questions or require assistance in voting your proxy, please call our proxy solicitor Georgeson toll-free at (866) 357-4029 or email info@ritterpharma.com for assistance.

Attending the Virtual Special Meeting

The special meeting of Ritter stockholders to vote on certain matters related to the proposed merger will be held virtually on May 14, 2020, at 9:00 a.m., Pacific Time. Stockholders of record will be able to attend the special meeting online by visiting www.virtualshareholdermeeting.com/RTTR2020 on the date of the meeting. To be admitted to the virtual meeting, stockholders must enter the control number found on their proxy card or voting instruction form. Street name holders must obtain a proxy from the broker, trustee or nominee that holds their shares in order to attend the special meeting.

About Ritter Pharmaceuticals, Inc.

Ritter Pharmaceuticals, Inc. (www.RitterPharma.com, @RitterPharma) develops innovative therapeutic products that modulate the gut microbiome to treat gastrointestinal diseases. On January 15, 2020, the Company entered into an Agreement and Plan of Merger with Qualigen, Inc., pursuant to which a wholly-owned subsidiary of Ritter will merge with and into Qualigen, with Qualigen surviving as a wholly-owned subsidiary of Ritter Pharmaceuticals, Inc.

About Qualigen, Inc.

Qualigen, Inc. (www.qualigeninc.com) is a biotechnology company focused on developing novel therapeutics for the treatment of cancer and infectious diseases, using similar core nanoparticle coating technology from its FDA-approved FastPack® System, which has been used successfully in diagnostics for over 15 years. The Company’s cancer therapeutics pipeline includes ALAN (AS1411-GNP), RAS-F3 and STARS™. ALAN (AS1411-GNP) is a DNA coated gold nanoparticle cancer drug candidate that has the potential to target a variety of cancer types with potentially minimal side effects. RAS-F3 is a small molecule RAS oncogene protein-protein inhibitor for blocking RAS mutations that lead to tumor formation, especially in pancreatic, colorectal and lung cancers. Building off its core FastPack® technology, STARS™ is a DNA/RNA-based treatment device for removal from circulating blood of targeted tumor-produced and viral compounds. Its facility in Carlsbad, California, is FDA and ISO Certified and its FastPack® product line is sold worldwide by its commercial partner, Sekisui Diagnostics, LLC.

Important Additional Information About the Proposed Merger

This communication is being made in respect of the proposed merger involving Ritter Pharmaceuticals, Inc. and Qualigen, Inc. Ritter filed a registration statement on Form S-4 (File No. 333-23635) with the SEC. The Registration Statement on Form S-4 was declared effective on April 9, 2020. The final joint proxy and consent solicitation statement/prospectus was filed with the SEC on April 9, 2020 and was first sent to the stockholders of Ritter and Qualigen on or about April 9, 2020. The final joint proxy and consent solicitation statement/prospectus contains important information about Ritter, Qualigen, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the final joint proxy and consent solicitation statement/prospectus and proxy card or voting instruction form by mail, stockholders will also be able to obtain the final joint proxy and consent solicitation statement/prospectus, as well as other filings containing information about Ritter, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: Ritter Pharmaceuticals, Inc., 1880 Century Park East, Suite 1000, Los Angeles, CA 90067, Attention: Corporate Secretary.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Ritter Pharmaceuticals, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Ritter Pharmaceuticals in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger has been included in the joint proxy and consent solicitation statement/prospectus. Additional information about Ritter Pharmaceuticals’ directors and executive officers is included in Ritter Pharmaceuticals’ definitive proxy statement, filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Ritter Pharmaceuticals at the address above.

Contacts

Investor Contact:

John Beck

310-203-1000

john@ritterpharma.com